SS 2/14/06

AB 2/27/06

SECURI[illegible] 06002119 [illegible]SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51124

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GROWTH PARTNERS DBA THE GROWTH GROUP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22187 CARISSA
(No. and Street)

WOODLAND HILLS, CA 91367
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY R. KNAKAL 818-713-8000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BONFIGLIO + ASSOCIATES, LLC
(Name – *if individual, state last, first, middle name*)

900 SOUTH AVENUE (#101), STATEN ISLAND, NY 10314
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 13 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JEFFREY KNAKAL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GROWAN PARTNERS DBA THE GROWAN GROUP, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

____
Signature

PRESIDENT
Title

SEE ATTACHED JURAT

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ~~☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.~~
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ~~☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.~~
- ~~☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.~~
- ☒ (l) An Oath or Affirmation.
- ~~☐ (m) A copy of the SIPC Supplemental Report.~~
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California
County of Los Angeles } ss.

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this 30 (Date) day of January (Month) 2006 (Year), by

(1) JEFFREY R KRAKAL,
Name of Signer

☐ Personally known to me
☒ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________________,
Name of Signer

☐ Personally known to me
☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

M. Showalter
Signature of Notary Public

M. SHOWALTER
Commission # 1602671
Notary Public - California
Los Angeles County
My Comm. Expires Sep 23, 2009

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______________________

Document Date: ______________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

FINANCIAL STATEMENT

DECEMBER 31, 2005

BONFIGLIO & ASSOCIATES, LLC
CERTIFIED PUBLIC ACCOUNTANTS
900 SOUTH AVENUE, SUITE 101
STATEN ISLAND, NEW YORK 10314
(718) 370-9779
TELEFAX (718) 370-2910
www.bonfiglioassociates.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
The Growth Group
Los Angeles, CA

We have audited the accompanying balance sheet of The Growth Group as of December 31, 2005 and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement or ommission. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of The Growth Group as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principals.

Thomas J. Bonfiglio
Staten Island, New York
January 19, 2006

GROWTH PARTNERS, INC dba THE GROWTH GROUP

BALANCE SHEET

DECEMBER 31, 2002

Current Assets	
Cash	$ 39,428
Total Current Assets	39,428
TOTAL ASSETS	**39,428**
Current Liabilities	0
TOTAL LIABILITIES	0
Equity	
Paid in Capital	412,023
Retained Earnings	259,724
Draw	(632,319)
TOTAL EQUITY	39,428
TOTAL LIABILITIES & EQUITY	**$ 39,428**

See Auditor's Report

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

INCOME STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2005

Income	
Sales	$ 142,479
Total Income	142,479
Gross Profit	142,479
General & Administrative Expenses	
(See Schedule A)	(85,614)
Net Income (Loss)	$ 56,865

SCHEDULE A

G&A Expenses

Consulting	$8,607
Credit Card Fees	235
Postage	1,369
Entertainment	4,914
Other Transportation Expenses	9,415
Information & Research	3,472
License & Fees	1,370
Employee Benefits	9,516
Professionals Fees	2,322
Rent	29,448
Taxes Paid	830
Telephone	3,108
Travel	4,702
Printing	856
Supplies & Maintenance	3,594
Donations	100
Utilities	1,756
Total G & A	**$85,614**

See Auditor's Report

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flow From Operating Activities	
Net Income	56,865
Cash Flow From Financing Activities	
Distribution Paid	(86,800)
Increase in Capital	0
Total Cash Flow-Financing Activity	86,800
Net Decrease in Cash	**(29,935)**
Cash: Beginning of Period	**69,363**
Cash: End of Period	**$ 39,428**

See Auditor's Report

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005

	December 31, 2004	**Changes**	**December 31, 2005**
Paid in Capital	$412,023	$0	$412,023
Retained Earnings	202,859	56,865	259,724
Drawings	(545,519)	(86,800)	(632,319)
Total Equity	69,363	29,935	39,428

See Auditor's Report

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2005

1) Total Ownership Equity	39,428
2) Deduct: Ownership Equity Not Allowable	0
3) Total Ownership Equity for Net Capital	**39,428**
4) Additions: (Subordinated liabilities, other deductions, etc.)	0
5) Total Capital	**39,428**
6) Deduction and/or Charges	0
7) Other Additional and Credits	0
8) Net Capital (before haircuts)	**39,428**
9) Haircuts	0
10) Net Capital	**39,428**
11) Minimum Net Capital Required (Aggregate Indebtedness)	0
12) Minimum Net Capital Requirement	5,000
13) Net Capital Requirement (greater of line 11 or 12)	5,000
14) Excess Net Capital (line 10 less 13)	34,428
15) Excess Net Capital at 1000% (line 10 less 10% of Agg. Ind.)	**39,428**

Growth Partners is fully compliant with the net capital requirement.

See Auditor's Report

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

STATEMENT REGARDING MATERIAL DIFFERENCES

"In accordance with Rule 17a-5(d)(4), NO material differences exist between the audited Computation of Net Capital and the broker-dealer's (Growth Partners, Inc.) corresponding un-audited part II and Part 11A. As such, no reconciliation is needed or required."

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS

"There were no changes in Subordinated Liabilities since no Subordinated Liabilities exist."

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

STATEMENT REGARDING MATERIAL INADEQUACIES

"Upon a comprehensive audit of Growth Partners, Inc., no material inadequacies were found to exist in these financial statements, information, accounting system or representations since the date of the last audit."

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

STATEMENT OF POSSESSION OF CONTROL

REQUIREMENTS UNDER RULE 15C3-3

"Growth Partners, Inc. dba The Growth Group, being purely a mergers & acquisitions firm otherwise known as an Introducing Firm, does not receive or hold customer accounts, funds, securities, or otherwise, and does not function as a custodian in any form, and as such, operates under the K2ii exemption, or equivalent exemptions related to the Possession or Control Requirement provisions under Rule 15c3-3.

Given the content of the above statement, the Possession and Control Requirements are not subject to the accounting firm's review and audit."

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

Notes to the Financial Statements

THE COMPANY

Growth Partners, Inc., dba The Growth Group was incorporated in December of 1994 in the State of New Jersey, and became registered as a Foreign Corporation in the State of California in April of 1998 (the "Firm"). In addition, The Growth Group became a fully registered Broker-Dealer with the NASD in 1998.

The Firm is primarily engaged in providing consultative merger & acquisition advisement to middle market companies. Specifically, The Growth Group provides advisory services to companies seeking to purchase another company, or The Growth Group provides advisory services to companies seeking to an outright or partial sale. All of the transaction activity pertains to the institutional marketplace. At times, The Growth Group will provide consultative advisement and advisory services to companies seeking to raise debt capital or equity capital from the institutional marketplace.

The Growth Group does not, or is not: 1) engaged in the underwriting of securities transactions, 2) conducts an activity with high net-worth individuals, 3) has or maintains customer accounts or funds of any type, and 4) anything other than an advisory firm. The Firm has only one principal, its President, Jeffery R. Knakal.

CASH & CASH EQUIVALENTS

This account has been maintained by the Firm with Wells Fargo Bank since 1997, and is in good standing with the Bank.

LIABILITIES

The Firm does not maintain any liabilities since all expenses are paid in cash as incurred, and no revolving debt or line of credit is maintained or is outstanding.

SHAREHOLDERS EQUITY

This account fully reconciles to the past and present capital investment and operating activities of the Firm, and is an accurate expression of Shareholders Equity.

By: ______________________

Bonfiglio & Associates

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

Statement of Internal Controls

In conjunction with our audit procedures regarding all of the relevant systems, information and procedures, we have found The Growth Group's internal controls to be more than sufficient to properly govern financial reporting related to the operating condition and statements, and financial statements of the Firm.

Specifically, our review found that The Growth Group maintains an accurate check ledger which is reconciled precisely to the Firm's monthly bank statement every month. After the passage of each quarter, quarterly operating and financial statements are prepared based on the integration of separately maintained schedules and ledgers. These schedules and ledgers are well organized and maintained. The quarterly information is used to prepare Focus Reports for the NASD (Part IIA Quarterly 17a-5(a)), and assembled on a cumulative basis to produce Year-to-Date Statements, which at year-end, result in the assembly of Fiscal Year financial statements, which are then duly audited, and submitted to the NASD.

As noted, since The Growth Group has only one officer, the above described Internal Controls are more than sufficient to maintain the governance and financial reporting integrity of the Firm. These good practices have been employed at least since the firm became a fully registered Broker-Dealer in 1998.

By: ______________________

Bonfiglio & Associates